Registration No. 333-130656

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE

ELIGIBILITY OF A TRUSTEE PURSUANT TO

SECTION 305(b)(2)          ☒

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

(Exact name of trustee as specified in its charter)

(State of incorporation if not a U.S. national bank)	95-3571558 (I.R.S. employer identification no.)

700 South Flower Street Suite 500 Los Angeles, California (Address of principal executive offices)	90017 (Zip code)

CNH EQUIPMENT TRUST 2008-C

(Exact name of obligor as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	26-6479418 (I.R.S. employer identification no.)

c/o Wilmington Trust Company 1100 North Market Street Wilmington, Delaware	19890 (Zip code)

Asset-Backed Notes

(Title of the indenture securities)

1.             General information. Furnish the following information as to the trustee:

(a)           Name and address of each examining or supervising authority to which it is subject.

Name	Address

Comptroller of the Currency United States Department of the Treasury	Washington, D.C. 20219

Federal Reserve Bank	San Francisco, California 94105

Federal Deposit Insurance Corporation	Washington, D.C. 20429

(b)           Whether it is authorized to exercise corporate trust powers.

Yes.

2.             Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

3. - 15.    Not applicable.

16.          List of Exhibits.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the “Act”) and 17 C.F.R. 229.10(d).

1.             A copy of the articles of association of The Bank of New York Mellon Trust Company, N.A., formerly known as The Bank of New York Trust Company, N.A. (Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121948).

2.             A copy of certificate of authority of the trustee to commence business. (Exhibit 2 to Form T-1 filed with Registration Statement No. 333-121948).

3.             A copy of the authorization of the trustee to exercise corporate trust powers. (Exhibit 3 to Form T-1 filed with Registration Statement No. 333-121948).

4.             A copy of the existing by-laws of the trustee. (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-121948).

5.             The consent of the trustee required by Section 321(b) of the Act. (Exhibit 6 to Form T-1 filed with Registration Statement No. 333-121948).

6.             A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

SIGNATURE

Pursuant to the requirements of the Act, the trustee, The Bank of New York Mellon Trust Company, N.A., a banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of Chicago, and State of Illinois, on the 25th day of July, 2008.

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

By:	/s/ Keith Richardson
Name:	Keith Richardson
Title:	Vice President

Exhibit 6

REPORT OF CONDITION

Consolidating domestic subsidiaries of
THE BANK OF NEW YORK TRUST COMPANY, N.A. in the state of CA at close of business on March 31, 2008 published in response to call made by (Enter additional information below)

Statement of Resources and Liabilities

	Dollar Amounts in Thousands
ASSETS

Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		2,130
Interest-bearing balances		0
Securities:
Held-to-maturity securities		32
Available-for-sale securities		297,195
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold		11,700
Securities purchased under agreements to resell		65,000
Loans and lease financing receivables:
Loans and leases held for sale		0
Loans and leases, net of unearned income	0
LESS: for loan and lease losses	0
Loans and leases, net of unearned income and allowance		0
Trading Assets		0
Premises and fixed assets (including capitalized leases)		12,911
Other real estate owned		0
Investments in unconsolidated subsidiaries and associated companies		0
Intangible assets:
Goodwill		871,685
Other intangible assets		293,863
Other assets		151,030
Total assets		1,705,546

LIABILITIES

	Dollar Amounts in Thousands
Deposits:

In domestic offices		1,187
Noninterest-bearing	1,187
Interest-bearing	0
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased		0
Securities sold under agreements to repurchase		0
Trading liabilities		0
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)		218,691
Subordinated notes and debentures		0
Other liabilities		145,238
Total liabilities		365,116
Minority interest in consolidated subsidiaries		0

EQUITY CAPITAL

Perpetual preferred stock and related surplus	0
Common stock	1,000
Surplus (exclude all surplus related to preferred stock)	1,121,520
Retained earnings	214,719
Accumulated other comprehensive income	3,191
Other equity capital components	0
Total equity capital	1,340,430
Total liabilities, minority interest, and equity capital	1,705,546

We, the undersigned directors, attest to the		I, Karen Bayz, Vice President
correctness of this statement of resources and liabilities.		(Name, Title)
We declare that it has been examined by us, and to		of the above named bank do hereby declare
the best of our knowledge and belief has been		that this Report of Condition is true and
prepared in conformance with the instructions		correct to the best o my knowledge and belief.
and is true and correct.

Director#1	Michael K. Klugman, President

Director#2	Frank Sulzberger, MD

Director#3	William D. Lindelof, VP